

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 17, 2006

Mr. Domenico Bertucci, CA
Chief Financial Officer
Twin Mining Corporation
Suite 1250, 155 University Avenue
Toronto, Ontario Canada M5H 3B7

> **Re: Twin Mining Corporation**
> **Forms 20-F and 20-F/A for Fiscal Year Ended December 31, 2004**
> **Filed April 11, 2005 and November 23, 2005**
> **Response Letter Dated February 27, 2006**
> **File No. 0-17791**

Dear Mr. Domenico Bertucci:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Auditors' Report

1.   We note that the auditors' report dated January 27, 2006 is not signed by your auditor. Please amend you document to include a signed audit report.

Financial Statements

Note 2 Summary of Significant Accounting Policies

Basis of presentation

2.   We note your response to prior comment three indicating that you incorporate the assets, liabilities and results of all entities which you control. Please expand your disclosures to clarify what you mean by "incorporate" and describe the criteria you use to evaluate whether you control a company and how you assess whether consolidation is appropriate for a given entity which is less than wholly owned.

Additionally, please clarify for us when you use the equity method of accounting and the proportionate consolidation method.

Property and Equipment

3.   We note your proposed expanded disclosure indicating that you write down property, plant and equipment to their fair value to the extent impairment conditions exist. We also note that paragraph 4 of Section 3063 of CICA Handbook states "An impairment loss should be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value". When there are impairment indicators Section 3063 prescribes a comparison of asset carrying values to estimated undiscounted cash flows at the appropriate level of identifiable cash flows precedent to any impairment determination. As such it appears that your policy differs from Section 3063 and will need to be modified accordingly.   Please revise your disclosure to clearly identify the method and approach you use for assessing and measuring impairment. We reissue prior comment four.

4.   We have reviewed your response to prior comment number eight. Please explain why you believe permit renewal fees and rental fees associated with your mining properties represent mineral rights.

Note 9 – Contingency and Commitments

5.   We note your response to prior comment five and are unable to agree with your conclusions.   In this regard we note that it appears that you do not have discretion to expend cash proceeds from the issuance of flow through shares for any other purpose by virtue of your contractual obligation. As such, it appears that an amount of cash required for exploration expenditures represents a legal obligation.

Differences between Canadian and U. S. GAAP

6.   We note your response to prior comment six and continue to believe you will need to revise your balance sheet and statement of cash flows to provide a tabular reconciliation in accordance with Item 17(b)ii and iii of Form 20-F. We reissue prior comment six.

7.   We note your response to prior comment seven. Please clarify for us the effect of the foreign currency translation adjustment(s) on your statement of operations and balance sheet had you accounted for those adjustments in accordance with US GAAP, or confirm that you have no assets or liabilities denominated in foreign currencies for all years presented, if true. Additionally, in the event you do not

> have any foreign currency translation adjustments please clarify why you have included this as a significant accounting policy in the notes to your financial statements.

Engineering Comments

<u>General</u>

8.   We note your response to prior comment 10. Please include a copy of the map in your amended filing.

9.   We note your response to prior comment 11 addressing the resource grade-model construction although the economic cutoff grade calculation used to estimate the feasibility study reserves and resources was not addressed. Please insert a paragraph or a footnote within the filing, stating the gold cutoff grade is 0.015 OPT as determined by the feasibility study. In addition, include the basic parameters for the cutoff grade calculation, such as the gold and silver prices used, factors used in the determination of the gold equivalent grade, metallurgical recoveries, and the overall metallurgical recovery. In addition clearly state the operating, processing, and administrative costs used in the cutoff grade calculation and insert into the amended filing.

10.   We note your response to prior comment 12 proposing disclosure which states Canadian reserve and resource disclosure terminology, but does not address the differences between National Instrument 43-101 and SEC disclosure requirements. Due to investor confusion concerning resources and reserves, we request registrants modify website and press releases and accompany such disclosure with the following cautionary language, including the bolding and indenting:

> **Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-17791, which may be secured from us, or from the SEC's website at** http://www.sec.gov/edgar.shtml.

11.   We not your response to prior comment 14 concerning possible future additions to the reserves on page 24. The proposed revision states "Behre Dolbear believes that the ultimate minable ore reserves could grow substantially and consequently double the ounce of recoverable gold." This statement could be modified to state "Behre Dolbear believes that the ultimate minable ore reserves could increase substantially" without quantifying the upside potential.

Closing Comments

      As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                             Sincerely,

                                             Jill S. Davis
                                             Branch Chief